

May 10, 2013

Via E-Mail
Simon J. Michael
Manager
Balch Hill Partners, L.P.
2778 Green Street
San Francisco, CA 94123

> **Re:** **sTec, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Revised May 8, 2013 by Balch Hill Partners, L.P. et al.**
> **File No. 000-31623**

Dear Mr. Michael:

We have reviewed your revised filing and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated March 28, 2013.

Cover Pages of Schedule 14A

1. The list of persons identified as filing the proxy statement includes those directors who are no longer nominees. Advise us, with a view toward revised disclosure, whether those former nominees continue to remain as participants in the proxy solicitation.

Background to the Solicitation, page 4

2. Regarding the revision in the first bullet point on page 5 in response to the first bullet point of prior comment 1, it appears the language that Mr. Moshayedi has "lost the trust" of OEM customers and shareholders has been retained. For example, we note the language contained within the fourth bullet point on page 4 and the last bullet point on page 5. It is unclear how the added language explains the basis for or otherwise supports the belief expressed. Please advise or revise.

3. We note the amended disclosure in the second bullet point on page 6 added in response to the second bullet point in prior comment 1. Please clarify the intended meaning of "commensurate returns in revenue." Also explain why the payment of significant legal expenses constitutes the misallocation of funds.

Form of Proxy

4.   Advise us, with a view toward revised disclosure, how the form of proxy complies with Rule 14a-4(d)(4)(iii).

Please contact Gabriel Eckstein at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
65 East 55th Street
New York, NY 10022